UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2016

FINTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-36846	46-5380892
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

712 Fifth Avenue, 8th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 506-3815

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On July 27, 2016, FinTech Acquisition Corp. (the “Company” or “FinTech”) entered into securities purchase agreements (the “Purchase Agreements”) with each of FTVENTURES III, L.P., FTVENTURES III-N, L.P. and FTVENTURES III-T, L.P., each a stockholder of CardConnect (defined below), certain other stockholders of CardConnect and an affiliate of Betsy Cohen, who is a director of the Company (collectively the “Investors”) pursuant to which the Company agreed to sell 470,000 shares (the “Shares”) of common stock of the Company (“Common Stock”) at $10.00 per share (the “Offering”). The shares of common stock will be sold to the Investors in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

The closing of the Offering is to occur immediately prior to, or concurrently with, the closing of the merger of FTS Holding Corporation (“CardConnect”) with and into FinTech Merger Sub, Inc. (the “Merger”) pursuant to the Agreement and Plan of Merger, dated March 7, 2016, as may be amended from time to time (the “Merger Agreement”). The closing of the Merger is expected to occur on Friday, July 29, 2016. The issuance of the Shares is subject to the fulfillment or waiver of the conditions to the closing of the Merger pursuant to the Merger Agreement. The Company intends to use the proceeds from the Offering to pay a portion of the cash consideration for the Merger, repay CardConnect’s existing debt in connection with the Merger, pay transaction expenses relating to the Merger, redeem shares of Common Stock in connection with the Merger pursuant to the Company’s charter and/or for general corporate purposes.

All of the shares purchased by the Investors will be subject to transfer restrictions pursuant to the letter agreement to be entered into in connection with the Merger (the “Letter Agreement”), which provides that (i) the stockholders of the Company party thereto will not to sell, transfer or otherwise dispose of any shares of Common Stock for a period of 180 days following the consummation of the Merger, subject to certain exceptions, and (ii) the certain stockholders of the Company will agree to waive their registration rights under their existing registration rights agreement with the Company dated February 12, 2015. It is a condition to closing under the Merger Agreement that the holders of at least 90% of shares issued to the CardConnect holders as partial consideration in the Merger Consideration sign the Letter Agreement.

All shares purchased by the Investors, other than shares held by the affiliate of Betsy Cohen, will be entitled to registration rights with respect to all Shares purchased in the Offering pursuant to the registration rights agreement to be entered into in connection with the Merger.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger and the solicitation of proxies for the Special Meeting, FinTech has filed with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 (SEC File Nos. 333-211139 and 333-212484) (together, the “Registration Statement”) and mailed to its stockholders a definitive proxy statement/prospectus. The press release does not contain all the information that should be considered concerning the Merger. It is not intended to provide the basis for any investment decision or any other decision in respect of the proposed Merger. FinTech stockholders and other interested persons are advised to read the Registration Statement, as amended, and the definitive proxy statement/prospectus, which are available along with other documents filed by FinTech with the SEC, without charge, at the SEC's Internet site at http://www.sec.gov, or by directing a request to: FinTech Acquisition Corp., 712 Fifth Avenue, 8th Floor, New York, New York 10019, attention: James J. McEntee, III, telephone 212.506.3815.

Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements concerning the timing of the Merger and the Special Meeting. These statements are based on FinTech’s or CardConnect’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of FinTech’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the inability of the Company to contemplate the transactions contemplated by the Purchase Agreements; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of FinTech or other conditions to closing in the Merger Agreement; and (4) the ability of the post-Merger public entity to meet NASDAQ’s listing standards following the Merger. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FinTech’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov., and are also provided in the Registration Statement and in FinTech’s definitive proxy statement/prospectus. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and FinTech and CardConnect undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

FinTech and its directors and officers may be deemed participants in the solicitation of proxies to FinTech’s stockholders with respect to the Merger and related transactions. Information regarding FinTech’s directors and officers is available in FinTech’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, which has been filed with the SEC. Additional information is also contained in FinTech’s definitive proxy statement/prospectus relating to the proposed Merger.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINTECH ACQUISITION CORP.

Dated: July 27, 2016	By:	/s/ James J. McEntee, III
	Name:	James J. McEntee, III
	Title:	Chief Financial Officer and
Chief Operating Officer

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